SECURITIES AND EXCHANGE COMMISSION
          Washington, DC  20549


              SCHEDULE  13G


Under the Securities Exchange Act of 1934
          (Amendment No.     )*


               Electronics for Imaging Inc.
-----------------------------------------------------------(Name of Issuer)


               Common Stock
------------------------------------------------------------------------------
      (Title of Class of Securities)


                286082102
---------------------------------------------------------(CUSIP Number)


Check the following box if a fee is being paid with this statement
[ x ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     (Continued on following page(s))

            Page 1 of  5 Pages


      Schedule 13G CUSIP No.    286082102                   Page 2 of  5
Pages
---------------------------------------------1.  Name of Reporting Person
and SS or IRS
                                             Identification No. of Person

          Fred Alger Management, Inc.   13-2510833
          Fred M. Alger III             ###-##-####
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
                     (a)   [ x ]                                  (b)   [    ]
---------------------------------------------------3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.   Citzenship or Place of Organization

                    New York, New York
-------------------------------------------         5.   Sole Voting Power

                    22,100
------------------------------------------Shares        6.   Shared Voting
Power
Beneficially
Owned by            1,211,400
Each      ---------------------------------------------------------------
Reporting 7.   Sole Dispositive Power
Person
With                  1,417,500
------------------------------------------------------------------------------
          8.   Shared Dispositive Power

                    -0-
-----------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person

                        1,417,500
----------------------------------------------------10. Check Box if the
Aggregate Amount in Row (9)
                                                    Excludes Certain Shares*

----------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!  Schedule 13G        Page 3 of 5 Pages

11.  Percent of Class Represented by Amount in Row 9

                    5.7
-----------------------------------------------------------------------------
12.  Type of Reporting Person*

          Fred Alger Management, Inc.        IA
          Fred M. Alger III                  IN
------------------------------------------------------------------------------
Item 1(a).     Name of Issuer:

          Electronics for Imaging Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          2855 Campus Drive
          San Mateo, CA 94403

Item 2(a).     Name of Person Filing:

          1.   Fred Alger Management, Inc.
          2.   Fred M. Alger III

Item 2(b).     Address of Principal Business Office, or if none,
Residence:

          1.   75 Maiden Lane, New York, NY  10038
          2.   75 Maiden Lane, New York, NY  10038


Item 2(c).     Citizenship:

          1.   New York
          2.   New York

Item 2(d).     Title of Class of Securities:

          Common Stock

Item 2(e).     CUSIP Number:

          286082102

Item 3.   The person filing is a:

          Group, in accordance with Rule 240.13d-1(b)(1)(ii)(H)

     *SEE INSTRUCTION BEFORE FILLING OUT!

                                    Schedule 13G
                              Page 4 of  5  Pages
---------------------------------------------------Item 4(a).    Amount
Beneficially Owned:

             1,417,500 shs.

Item 4(b).     Percent of Class:

                     5.7


Item 4(c).     Number of Shares as to Which Such Person has:

          (i)  sole power to vote or to direct the vote

                    22,100

          (ii) shared power to vote or to direct the vote

               1,211,400

          (iii)     sole power to dispose or to direct the
                    disposition of

               1,417,200

          (iv) shared power to dispose or to direct the disposition of

                       -0-


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
     securities check the following [   ].

Item 6.   Ownership of More Than Five Percent on
          Behalf of Another Person.

                         n/a

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Securities
          Being Reported on by the Parent Holding
          Company.

                         n/a


               Schedule 13G

                         Page 5 of  5  Pages
-------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group:

          Fred Alger Management, Inc.        IA
          Fred M. Alger III                  IN



Item 9.   Notice of Dissolution of Group.





Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




_____________________________________
          Signature

          Gregory S. Duch
          Executive Vice President
          _____________________________________
          Name and Title

                                   _____________________________________
          Date